Exhibit 10.1

memo

February 26, 2001

Mr. Jeffrey L. Mize
4036 Greenview Drive
El Dorado Hills, CA 95762

Dear Jeff:

I am pleased to offer you the position of Director, Vehicle Application Sales at Navigation Technologies Corporation (“Navigation Technologies”).  Subject to your acceptance of this offer, your employment will commence on a date mutually agreed upon.

You will receive a base annual salary of $6,923.08 paid bi-weekly, equal to $180,000.00 per annum.  Commencing on your start date, you will be eligible for a senior management discretionary bonus based on the financial performance of the North America, Vehicle Application Group as well as your own performance.  For your position, the bonus range is 0 - 25% of your base annual salary. Once you have achieved your North America Vehicle Application Group’s annual revenue target, you will be eligible for additional commissions as outlined in the Sales Compensation Plan.  The Sales Compensation Plan describes a commission rate multiplier that is 4X the normal commission rate for revenues that are above the annual revenue target.  For each Navigation Technologies fiscal year (calendar year), this bonus will be paid to you on or before April 1st of the following year.  For your first year of employment, your bonus will be prorated to reflect the fraction of the year you are a Navigation Technologies employee.  To be eligible for this discretionary bonus you must be on the payroll at the time that it is paid.

Subject to approval by the Navigation Technologies Board of Directors or its appointed administrator, you will be eligible to purchase 250,000 stock option shares of Navigation Technologies common stock at the fair market value at the date of the grant.  Details of your grant will be communicated upon approval.

You are eligible for a benefits package beginning on your date of hire which includes medical, dental, vision, life and long-term disability coverage. Employees have the option of acquiring medical, dental, and vision coverage for their dependents as well.  Depending on the plan you select, your employee contribution will vary. You will also be eligible to participate in a Section 125 Health Care/Dependent Care Reimbursement Plan and a 401(k) Saving and Investment Plan.

While I hope our relationship will be long and mutually beneficial, it is mutually recognized that your relationship with Navigation Technologies shall not be for any definite term, but rather shall be one of “at-will” employment.

In order to minimize costs and expenses for all parties, any disputes or controversies arising in connection with your employment or the cessation of your employment with Navigation Technologies will be resolved by binding arbitration in the State of Illinois.  The arbitration will be conducted in accordance with the applicable rules of the American Arbitration Association under Illinois law.

This offer is contingent on the execution by you and Navigation Technologies of the Proprietary Information and Inventions Agreement attached hereto as Exhibit A on or before the commencement of your employment with Navigation Technologies.

This offer is also contingent on your providing Navigation Technologies with proof of your legal eligibility to work in the United States within seventy-two (72) hours of your first day of employment.

Let me express my pleasure and enthusiasm that you will be joining Navigation Technologies, and my expectation that you will find Navigation Technologies to be an exciting and fulfilling place to work.

I look forward to your positive response to this offer and to your role as a key member of the team that will lead Navigation Technologies to success.

Sincerely,

/s/ Michael T. Kelly

Michael T. Kelly
Director
Human Resources

AGREED TO AND ACCEPTED:

/s/ Jeffrey L. Mize	March 5, 2001
Jeffrey L. Mize	Date